DAVID W. GHEGAN 404.885.3139 telephone 404.962.6599 facsimile david.ghegan@troutmansanders.com	Troutman Sanders LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com
November 21, 2014

BY EDGAR AND FEDEX

Mr. Matthew Crispino
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Liberty Tax, Inc.
Registration Statement on Form S-3
Filed October 23, 2014
File No. 333-199579

Dear Mr. Crispino:
On behalf of Liberty Tax, Inc. (the “Company”), the undersigned has set forth below the responses of the Company to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated November 3, 2014. For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.
Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) with the Commission on EDGAR, reflecting the revisions described in this letter as well as certain other updated information.
For your convenience, the Company is supplementally providing to the Staff a copy of Amendment No. 1 to the Registration Statement, which has been marked to indicate the changes from the Registration Statement, as filed with the Commission on October 23, 2014.

ATLANTA BEIJING CHARLOTTE CHICAGO HONG KONG NEW YORK NORFOLK ORANGE COUNTY PORTLAND
RALEIGH RICHMOND SAN DIEGO SHANGHAI TYSONS CORNER VIRGINIA BEACH WASHINGTON, DC

Mr. Mathew Crispino
November 21, 2014

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Registration Statement. All responses provided herein are based solely on information provided by the Company.
Selling Stockholders, page 26

1.
For each of the legal entities listed in the selling shareholder table, please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale. Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

Response to Comment 1:

In response to the Staff's comment, the Company has revised its disclosure on page 26 of Amendment No. 1 to the Registration Statement.

2.
Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder registered as a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified in the prospectus as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, confirm to us that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these representations, identify the selling stockholders as underwriters.

Response to Comment 2:
We respectfully advise the Staff that, based on information provided by each of the selling stockholders included in the filing, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

In connection with this response to the Staff’s comment letter, the Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Mr. Mathew Crispino
November 21, 2014

•
the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/David W. Ghegan
David W. Ghegan

cc:    James J. Wheaton
    General Counsel, Vice President of Legal and Governmental Affairs
    Liberty Tax, Inc.

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